Filed by Cambium-Voyager Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Act of 1934, as amended

Subject Company:  Voyager Learning Company
Commission File No.:  333-161075

On October 23, 2009, Ron Klausner issued an email communication to the employees of Voyager Learning Company (“Voyager”) and Cambium Learning, Inc. (“Cambium”). A copy of the communication is set forth below.

Additional Information and Where to Find It

On August 6, 2009, Cambium-Voyager Holdings, Inc. filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) containing a preliminary proxy statement/prospectus regarding the proposed business combination of Voyager and Cambium. On October 9, 2009, Cambium-Voyager Holdings, Inc. filed Amendment No. 1 to the Form S-4. This material is not a substitute for the final proxy statement/prospectus regarding the proposed business combination. Investors and stockholders are urged to read carefully the preliminary proxy statement/prospectus and the final proxy statement/prospectus when available because they contain and will contain important information about Cambium-Voyager Holdings, Inc., Cambium, Voyager, the business combination and related matters.  Voyager will mail the final proxy statement/prospectus to each of its stockholders.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain documents filed by Voyager with the SEC regarding this transaction, free of charge, from Voyager’s website (www.voyagercompany.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Cambium-Voyager Holdings, Inc., Voyager, Cambium and their respective directors, executive officers and various other members of management and employees may be soliciting proxies from Voyager’s stockholders in favor of the merger agreement entered into in connection with the proposed business combination.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Voyager’s stockholders is included in the preliminary proxy statement/prospectus described above and will be included in the final proxy statement/prospectus when available.

I am pleased to announce the following organizational changes, effective immediately following the close of the merger. The following officers will report directly to me.

Dave Cappellucci, CEO of Cambium Learning, will become President of the company and will oversee our Comprehensive Intervention Solutions under the Voyager business unit. Dave will lead our largest profit center, which includes our literacy and math intervention products: Language!, Voyager Passport, Read Well, Passport Reading Journeys, TransMath and Vmath. Prior to co-founding Cambium, Dave held a variety of senior management positions at Houghton Mifflin Company and served as Senior Vice President, Elementary Education at Simon and Schuster.

While at Houghton Mifflin, he also co-founded and was CEO of Classwell Learning Group, a new education company. Before heading Classwell Learning, Dave was Vice President, New Business Development for Houghton Mifflin, where he formulated and executed the company’s acquisition strategy.

Dave has more than 30 years of experience in the education industry.

John Campbell, COO of Voyager Expanded Learning, will become President of the Cambium Learning Technologies business unit. In his new role, John will lead the company’s technology businesses, including Learning A-Z, ExploreLearning, Kurzweil and IntelliTools. John played a lead role in acquiring Learning A-Z, and ExploreLearning. Prior to Voyager, John served as Chief Operating Officer of Breakthrough to Literacy.

George Logue, Executive Vice President of Cambium Learning, will become President of Supplemental Solutions under the Sopris business unit. George will oversee our supplemental solutions, which consist of a number of products authored by experts such as Dr. Louisa Moats and include LETRS, REWARDS, DIBELS and The Herman Method. A co-founder of Cambium, George has served as Executive Vice President since June 2003, and has 34 years of education industry experience. Before joining Cambium, George spent 18 years in various leadership roles with Houghton Mifflin Company, the last six as President of the School Division.

As we announce these organizational changes, I would also like take this opportunity to share with you the new business unit model for the combined company. This new model will become effective immediately following the close of the transaction.

Please let me know if you have any questions.